United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: January 14th, 2003	By:	/S/ Jean-Pascal Beaufret

Jean-Pascal Beaufret Chief Financial Officer

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and also Registration Statement on Form F-4 Reg. No. 333-82930”.

Press release

Alcatel fourth quarter trading update

•	Sales up in the high twenties sequentially

•	Q4 income from operations around breakeven, after reserves on inventories

•	Quarterly break even at Euro 4.1 Bn

•	Cash to exceed debt at year end 2002

Paris, January 14, 2003 — Alcatel (Paris: CGEP.PA and NYSE: ALA) today announced that fourth quarter 2002 sales should grow in the high twenties sequentially as a result of a stronger-than-expected seasonal pattern and thanks to sustained sales mainly in broadband equipment and mobile infrastructure.

The fourth quarter income from operations should be around break even, even after reserves on inventories of Euro 150 million. The fourth quarter break even should be at Euro 4.1 billion with cost cutting proceeding well in line with plans.

In addition, as of December 31, 2002, Alcatel net debt/cash level should be cash positive, thanks to a positive operating cash flow and after the gross proceeds of the mandatory convertible bonds issue of Euro 645 million.

Fourth quarter and year-end results will be published on February 4, 2003. Further details will be provided at this time.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to Alcatel’s performance in fourth quarter 2002 with respect to sales, income from operations, breakeven point and net debt/cash level. These forward-looking statements are based on current expectations and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Alcatel
Alcatel designs, develops and builds innovative and competitive communications networks, enabling carriers, service providers and enterprises to deliver any type of content, such as voice, data and multimedia, to any type of consumer, anywhere in the world. Relying on its leading and comprehensive products and solutions portfolio, stretching from end-to-end optical infrastructures, fixed and mobile networks to broadband access, Alcatel’s customers can focus on optimizing their service offerings and revenue streams. With sales of EURO 25 billion in 2001, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel press contacts

Klaus Wustrack/Alcatel HQ	Tel: +33 (0) 1 40 76 11 56	Klaus.wustrack@alcatel.com
Régine Coqueran/HQ	Tel: +33 (0) 1 40 76 49 24	Regine.coqueran@alcatel.fr

Alcatel Investors Relations

Claire Pedini	Tel: +33 (0) 1 40 76 13 93	claire.pedini@alcatel.com
Laurent Geoffroy	Tel: +33 (0) 1 40 76 50 27	Laurent.geoffroy@alcatel.com
Pascal Bantégnie	Tel: +33 (0) 1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel: +1 972 519 4347	Peter.campbell@alcatel.com
Charlotte Laurent-Ottomane	Tel: +1 703 668 3571 Tel: +33 (1) 40 76 13 27	charlotte.laurent-ottomane@alcatel.com